Exhibit 99.6

MINISO Group to Report September Quarter 2026 Financial Results on November 17, 2026

GUANGZHOU, China, November 3, 2026/PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a world-leading IP-driven retailer and operation platform, today announced that it plans to release its 2026 September quarter financial results before the U.S. market opens on Tuesday, November 17, 2026.

The Company’s management will hold an earnings conference call at 4:00 A.M. Eastern Time on Tuesday, November 17, 2026 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed via the following methods:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/92557579523?pwd=e0vmlYxluP95fVyiEoselcEcW2iBQi.1

Meeting Number: 925 5757 9523

Meeting Passcode: 9896

Access 2

Listeners of the meeting may access the call by dialing the following numbers and using the same meeting number and passcode as access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners of the meeting can also access the call through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a world-leading IP-driven retailer and operation platform offering immersive consumption experiences powered by value-for-money and aesthetic products featuring IP designs. Founded in 2013, the Company has established two brands, MINISO and TOP TOY. MINISO Group has built a worldwide IP ecosystem through its top licensed IPs and proprietary IPs dual-engine model. Guided by its “Life is for Fun” philosophy, it delivers engaging experiences and emotional value to consumers around the world. For more information, please visit https://ir.miniso.com/.

Investor Relations Contact

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

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